Securities and Exchange Commission
Washington, D.C. 20549

FORM 8-A/A

Amendment No. 3

For registration of certain classes of securities
pursuant to section 12(b) or 12(g) of the
Securities Exchange Act of 1934

THQ INC.

(Exact name of registrant as specified in its charter)

Delaware	13-3541686

(State of incorporation or organization)	(I.R.S. Employer Identification No.)

27001 Agoura Road, Suite 325 Calabasas Hills, California	91301

(Address of principal executive offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [X]

Securities Act registration statement file number to which this form relates:	0-31380

(if applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

None	None

Securities to be registered pursuant to Section 12(g) of the Act:	Preferred Stock Purchase Rights

(Title of Class)

ITEM 1. Description of Registrant’s Securities to be Registered.
ITEM 2. Exhibits.
SIGNATURE
EXHIBIT 2

     We distributed a 50% stock dividend on our issued shares of common stock, $.01 par value, effective as of April 9, 2002 to stockholders of record as of the close of business on March 26, 2002. This stock dividend was declared for purposes of effecting a three-for-two split of our common stock without amendment to our Certificate of Incorporation and without effecting any change in the par value of the existing issued or outstanding shares of our common stock. As of April 9, 2002, we entered into the First Amendment to Amended and Restated Rights Agreement with Computershare Investor Services, LLC. Accordingly, we are filing this Amendment No. 3 to update the description of our preferred stock purchase rights as contained in our Registration Statement on Form 8-A, filed with the Securities and Exchange Commission on June 20, 2000, as amended by Amendment No. 1 to Form 8-A, filed on May 16, 2001 and as further amended by Amendment No. 2 to Form 8-A, filed on August 28, 2001.

ITEM 1. Description of Registrant’s Securities to be Registered.

     On June 21, 2000, our Board of Directors declared a dividend distribution of one preferred stock purchase right (a “Right”) for each outstanding share of our common stock, par value $0.01 per share, to stockholders of record at the close of business on July 3, 2000. Each Right entitles the registered holder to purchase from us a unit consisting of one-one thousandth (1/1000) of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share, at a purchase price of $100.00 per one-one thousandth (1/1000) of a share, subject to adjustment. The description and terms of the Rights are set forth in the Amended and Restated Rights Agreement, dated as of August 22, 2001 (which agreement is Exhibit 1 hereto and is hereby incorporated by reference herein), as amended by the First Amendment to Amended and Restated Rights Agreement, dated as of April 9, 2002 (which amendment is attached hereto as Exhibit 2 and is hereby incorporated by reference herein) (the Amended and Restated Rights Agreement, as amended is referred to herein as the “Amended and Restated Rights Plan”).

     Initially, the Rights will be attached to all common stock certificates evidencing shares then outstanding, and no separate Rights certificates will be distributed. The Rights will separate from the common stock and a distribution will occur upon the earliest of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of our common stock or (ii) 10 business days (or such later date as may be determined by action of our Board of Directors prior to such time as any person or group becomes an Acquiring Person) following the commencement of a tender offer or exchange offer which, if consummated, would result in a person or group beneficially owning 15% or more of the outstanding shares of our common stock.

     Until the date of distribution, (i) the Rights will be evidenced by our common stock certificates and will be transferred with and only with such common stock certificates, (ii) new common stock certificates issued after July 3, 2000, will contain a notation incorporating the Amended and Restated Rights Agreement by reference and (iii) the surrender for transfer of any certificates for outstanding common stock will also constitute the transfer of the Rights associated with the shares of common stock evidenced by such certificate.

     Pursuant to the Amended and Restated Rights Agreement, we reserve the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Series A Junior Participating Preferred Stock will be issued.

     The Rights are not exercisable until the date of distribution and will expire at the close of business on June 21, 2010, unless we redeem them earlier, as described below.

     As soon as practicable after the date of distribution, Rights certificates will be mailed to holders of record of our common stock as of the close of business on the date of distribution and, thereafter, the separate Rights certificates alone will evidence the Rights. Except as otherwise provided in the Amended and Restated Rights Agreement, only shares of our common stock issued prior to the date of distribution will be issued with Rights.

     In the event that, (i) at any time following the date of distribution, an Acquiring Person makes a public announcement that such person has acquired beneficial ownership of 15% or more of our outstanding shares of common stock, or (ii) the date of distribution occurs following such a public announcement by an Acquiring Person (each occurrence described in clauses (i) and (ii) is referred to as an “Event”), the holder of each Right will thereafter have the right to receive, upon exercise, shares of our common stock having a value equal to two times the exercise price of the Right. If the number of shares of our common stock authorized for issuance is insufficient for this purpose, then our Board of Directors is required to substitute cash, property or other securities of the company for the common stock. Notwithstanding the foregoing, following the occurrence of an Event, all Rights that are or (under certain circumstances specified in the Amended and Restated Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of an Event until such time as we can no longer redeem the Rights, as set forth below.

     For example, at an exercise price of $100.00 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an Event would entitle its holder to purchase $200.00 worth of our common stock (or other consideration, as noted above) for $100.00. Assuming that such common stock had a per share value of $50.00 at such time, the holder of each valid Right would be entitled to purchase 4 shares of our common stock for $100.00.

     In the event that, at any time following both the date of distribution and a public announcement by an Acquiring Person that such person has acquired beneficial ownership of 15% or more of our outstanding shares of common stock, (i) we are acquired in a merger or other business combination transaction in which we are not the surviving corporation, (ii) we are acquired in a merger or other business combination transaction in which we are the surviving corporation and all or part of our common stock is converted into securities of another entity, cash or other property, or (iii) 50% or more of our assets or earning power is sold or transferred, each holder of a Right (except Rights that previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the “Triggering Events.”

     The purchase price payable, and the number of shares of Series A Junior Participating Preferred Stock or amount of other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Junior Participating Preferred Stock,

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(ii) if holders of the Series A Junior Participating Preferred Stock are granted certain rights, options or warrants to subscribe for Series A Junior Participating Preferred Stock or convertible securities at less than the current market price of the Series A Junior Participating Preferred Stock, or (iii) upon the distribution to holders of the Series A Junior Participating Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

     With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments amount to at least 1% of the purchase price. No fractional shares will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of shares of the Series A Junior Participating Preferred Stock on the last trading day prior to the date of exercise.

     At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of our common stock, our Board of Directors may exchange the Rights (other than Rights owned by such person or group that will have become void), in whole or in part, at an exchange ratio of one share of our common stock, or one-one thousandth (1/1000) of a share of Series A Junior Participating Preferred Stock (or of a share of a class or series of our preferred stock having equivalent rights, preferences and privileges) per Right (subject to adjustment).

     In general, we may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (subject to adjustment and payable in cash, our common stock or other consideration deemed appropriate by our Board of Directors) at any time until ten days following the public announcement by an Acquiring Person that such person has acquired beneficial ownership of 15% or more of our outstanding shares of common stock. Immediately upon the action of our Board of Directors authorizing any redemption, the Rights will terminate and the holders of the Rights will retain only the right to receive the redemption price.

     Until a Right is exercised, the holder thereof, as such, will have no rights as one of our stockholders, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not result in the recognition of taxable income by our stockholders or us, our stockholders may, depending upon the circumstances, recognize taxable income after a Triggering Event.

     The terms of the Rights may be amended by our Board of Directors without the consent of the holders of the Rights, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person, no such amendment may adversely affect the interests of the holders of the Rights.

     A copy of the Amended and Restated Rights Agreement is available free of charge from the Rights Agent party to the Amended and Restated Rights Agreement. This description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Amended and Restated Rights Agreement.

     Please note that on March 8, 2002, our Board of Directors declared a 50% stock dividend on the issued shares of Common Stock, which was distributed on, or about, April 9, 2002, to

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holders of record as of the close of business on March 26, 2002, for the purposes of effecting a three-for-two stock split of the Common Stock.

     In accordance with the Amended and Restated Rights Agreement, to reflect the stock split, each share of Common Stock shall, after April 9, 2002, be accompanied by two-thirds of a Right, unless and until further adjustments are necessary in accordance with the Amended and Restated Rights Agreement, but the exercise price of one full Right will remain unchanged.

ITEM 2. Exhibits.

Exhibit
Number	Description of Document

1	Amended and Restated Rights Agreement, dated as of August 22, 2001 between the Registrant and Computershare Investor Services, LLC, as Rights Agent, which includes the form of the Amended Certificate of Designation setting forth the terms of the Series A Junior Participating Preferred Stock as Exhibit A (incorporated by reference to Exhibit 1 to Amendment No. 2 to the Registrant’s Registration Statement on Form 8-A filed on August 28, 2001)
2	First Amendment to Amended and Restated Rights Agreement, dated as of April 9, 2002 between the Registrant and Computershare Investor Services, LLC, as Rights Agent, which includes the form Rights Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Stock as Exhibit C.*

*	Filed herewith.

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SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

THQ INC.

By:	/s/ Brian Farrell

Brian Farrell, Chairman of the Board, Chief Executive Officer and President

Date: April 11, 2002

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